

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via E-mail
Yitzchok Gurary
President, Chief Executive Officer
Romantique Ltd.
64 West 48th Street, Suite 1107
New York, New York 10036

> **Re:** **Romantique Ltd.**
> **Form S-1**
> **Filed April 15, 2013**
> **File No. 333-187917**

Dear Mr. Gurary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please include Item 5. Determination of Offering Price in your prospectus and describe the various factors considered in establishing your offering price. Refer to Item 505(a) of Regulation S-K.

4. Please electronically file a Form D. See Rule 503 of Regulation D. In this regard, we note your disclosure in Item 15 on page 35.

5. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering and time during which the selling shareholders have held their shares, the offering contemplated by the registration statement appears to be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment after reviewing your

response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Prospectus Cover Page

6. We note that there is no public trading market for the common stock of your company that is being offered. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act. Subject to our review of your response to comment five above, you should at a minimum clearly disclose that the shares will be sold at the *fixed price* until the common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange.   Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

Prospectus Summary, page 6

7. Revise to clarify that the summary highlights those aspects of the offering that are the most significant rather than "selected" information. See the Instruction to Item 503(a) of Regulation S-K.

About Our Company, page 6

8. We note that you purchase almost all your products from one source. Please disclose whether you have a written contract with your supplier. If you have a written contract with your supplier, please file the contract as an exhibit. If not, please revise risk factor 16 on page 13 to include the risk that you do not have a written contract with your sole supplier.

9. Based on your business discussion it appears that the present focus of your business is supplying bridal rings to retailers. Please briefly highlight this aspect of your business in your summary.

Risk Factors, page 9

10. If applicable, please include a risk factor concerning the risk posed by fluctuations in the cost of gold or other materials on your business.

Selling Shareholders, page 16

11. Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

12. In the first paragraph you disclose that 44 shareholders are selling 2,213,750 shares. However, the table on page 18 lists 46 shareholders. Please revise, where appropriate. If necessary, please make conforming changes throughout your registration statement.

13. Please disclose the facts that made a Regulation D exemption available to you and advise us as to whether you filed a notification on Form D.

14. We note the shares being sold by Miacomet Funds Holdings, BVH Holdings LLC and Schonfeld & Weinstein LLP. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. For additional guidance, please see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

15. In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her relationship to the registrant within the last three years.

Description of Securities, page 21

16. Please describe briefly or cross-reference the description of any provision of your charter or bylaws that would have the effect of delaying, deferring or preventing a change of control as required by Item 202(a)(5) of Regulation S-K. In this regard, we note your disclosure in Note 7 to your financial statements regarding the ability of your Board to issue blank check preferred stock.

Business, page 23

17. We note your disclosure on page 28 that, since March 2012, Mr. Gurary has been the owner of Ocappi, Inc, a company that sells high end bridal rings exclusively through its website. We also note your on page 23 that you launched a line of bridal rings in December 2012. Please expand your disclosure throughout your filing, as appropriate, to clearly disclose the business of Ocappi and to describe and risks and conflicts of interest that exist or may exist as a result of Mr. Gurary's involvement in both companies, including disclosure regarding how any such conflicts will be resolved.

18. Please revise to provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 27

19. We note that the vast majority of your assets are comprised of accounts receivable. To provide your investors with a better understanding of your liquidity, please disclose the payment terms of your accounts receivable. Additionally, please quantify the amount of accounts receivable outstanding as of November 30, 2012 that had been collected as of a recent date.

Certain Relationships and Related Transactions, page 33

20. Under the heading Ownership, please disclose the holdings of the President's brother-in-law as you have elsewhere in your prospectus.

21. Please provide the dollar amount of the product purchased from the President's mother's company and include the name of her company. Please also provide the dollar amount you pay for office space subleased from your President.

22. We note the disclosure in risk factor 8 on page 11 that Classique Creations LLC provided you with a line of credit. Please provide the disclosure required by Item 404 of Regulation S-K with respect to this line of credit and file this agreement as a material contract.

23. We note the consulting agreement described in Note 4 to your financial statements. To the extent Isaac Gurary is a related party, please provide the disclosure required by Item 404 of Regulation S-K with respect to the consulting agreement. Please also file this agreement as a material contract.

Financial Statements, page F-1

General

24. We note your disclosure throughout your filing that for the period ended November 30, 2012 you purchased over 99% of your merchandise from Classique Creations LLC, a company owned by the mother of the President and a related party. Please disclose the amount of accounts payable and cost of sales attributable to transactions with Classique Creations LLC on the face of your financial statements. Alternatively, you may disclose this information within the notes to financial statements. Please also disclose the terms and manner of settlement of the accounts payable. Refer to ASC 850-10-50-1.

Statement of Income, page F-3

25. It appears that the numerator and denominator in your basic and diluted earnings per share calculations will differ due to the convertible note payable. Please provide all disclosures required by ASC 260-10-50-1.

Notes to Financial Statements, page F-6

Revenue Recognition, page F-6

26. We note your presentation of "Sales – Net" on your statement of income. We also note the reference in the last sentence under this heading to provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments. Please describe to us in more detail the types of items that were netted against gross sales during the two month period presented in your financial statements. If appropriate, please revise your disclosure to only describe the items that were netted against gross sales during the period presented.

Part II, page 34

Item 17. Undertakings, page 36

27. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

Exhibit 5.1

28. We note that the legal opinion is undated. With your next amendment, please file a dated legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom